LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE STUART REED, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE OF COUNSEL	WWW.LEGALANDCOMPLIANCE.COM WWW.SECURITIES-LAW-BLOG.COM
DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

November 6, 2013

VIA ELECTRONIC EDGAR FILING

Mr. James Allegretto for
Ms. Jennifer Thompson, Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Your Internet Defender Inc. Form 8-K Filed August 20, 2013 File No. 333-176581

Dear Mr. Allegretto:

We have electronically filed herewith on behalf of Your Internet Defender Inc. (the “Company”) Amendment No. 1 to the above-referenced Form 8-K. We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

 Item 4.01 Form 8-K Filed August 20, 2013

Comment 1: Your file number on the cover page appears incorrect. Please revise it to state 333-176581.

Response 1:  The file number has been corrected.

(a) Dismissal of Independent Registered Public Accountant

Comment 2: You state that as a result of the PCAOB registration revocation of Lake & Associates you can no longer include the audit report and consent of Lake & Associates in filings with the SEC. Please tell us and disclose in your amended Form 8-K whether you will have prior period financial statements re-audited and if so, which periods.

Response 2: Lake & Associates PCAOB revocation occurred on August 13, 2013 as a result of conduct that did not involve the Company or Lake & Associates’ audit of the Company’s financial statements for the fiscal years ended March 31, 2012 or 2013.  Lake & Associates issued its report on the Company’s financial statements on July 9, 2013 which is prior to the date of revocation.  Also, Lake & Associates did not advise the Company that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report of Lake & Associates or completed interim review related to previously issued financial statements.

Based on these circumstances, the Company has included the following additional disclosure in its Form 8-K/A:
Accordingly, we have requested that Li & Company, PC, our successor audit firm, re-audit our financial statements for the fiscal year ended March 31, 2013 and Li & Company, PC’s report on our financial statements for the fiscal year ending March 31, 2014, which will be included in our annual report on Form 10-K for the year ended March 31, 2014 when filed with the Securities and Exchange Commission, will include a report covering our fiscal year ended March 31, 2013.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. James Allegretto
Securities and Exchange Commission
November 6, 2013

Comment 3: Please tell us whether you were advised by or received notice from Lake & Associates that disclosure should be make or action taken to prevent future reliance on previously issued audit reports of Lake & Associates or completed interim reviews related to previously issued financial statements. Refer to Item 4.02 of Form 8-K.

Response 3: As noted in response to Comment 2 above, Lake & Associates did not advise the Company that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report of Lake & Associates or completed interim review related to previously issued financial statements.

(b) New Independent Registered Public Accounting Firm

Comment 4: Please amend your Form 8-K to disclose whether you consulted with Li & Company, PC during your two most recent fiscal years and subsequent interim period through August 19, 2013 on any matter that was either a subject of a disagreement or reportable event. Refer to Item 304(a)(2)(ii). If so, please disclose the items required by Item 304(a)(2)(ii)(A-D).

Response 4:  The requested disclosure has been made.

Comment 5: We note that you filed your June 30, 2013 Form 10-Q on August 22, 2013. Please confirm to us that Li & Company, PC performed review procedures in accordance with AU 722 for your quarterly report. In this regard, we note that Li & Company, PC was not engaged until August 19, 2013.

Response 5: This will confirm that Li & Company, PC performed review procedures in accordance with AU 722 for the quarterly Report on Form 10-Q for the period ended June 30, 2013 the Company filed with the SEC on August 22, 2013.  The Company has included disclosure to this effect in the Form 8-K/A.

Finally, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

Your Internet Defender, Inc.

By:	/s/ Lisa Grossman
Name:	Lisa Grossman
Title:	Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832